BioTime, Inc.
1010 Atlantic Avenue, Suite 102
Alameda, California 94501

June 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Dorrie Yale

Re:	BioTime, Inc.
Registration Statement on Form S-3
File No. 333-218807
Request for Acceleration

Acceleration Request

Request Date: June 28, 2017
Request Time: 9:30 a.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Yale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioTime, Inc., a California corporation (the “Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-218807), to become effective at 9:30 a.m. Eastern Time on June 28, 2017, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Commission. The Registrant hereby authorizes Michael A. Hedge or Alexa M. Ekman of K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Alexa M. Ekman at (949) 623-3603.

Sincerely,

BIOTIME, INC.

By:	/s/ Michael D. West, Ph.D.
Michael D. West, Ph.D.
Co-Chief Executive Officer

cc:	Russell Skibsted, BioTime, Inc. Stephana Patton, BioTime, Inc. Michael A. Hedge, K&L Gates LLP Alexa M. Ekman, K&L Gates LLP